[HSBC LETTERHEAD]

Mr Donald Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

3 January 2008

Re:	HSBC Holdings plc Form 20-F for the Fiscal Year Ended 31 December 2006 Filed 9 March 2007 File No 001-14930

Dear Mr Walker

We write in response to your letter dated 14 November 2007.

Report of the Directors: Business Review, page 6

1.

We note your supplemental response to our comment letter dated 12 September 12, 2007 that you do not believe your presentation of information on an “underlying basis” constitutes the use of “non-GAAP” measures. Although these disclosures may enhance and supplement a reader’s understanding of your results, as these disclosures are not based on the generally accepted accounting principles (“GAAP”) as your primary financial statements we believe such disclosure constitutes a presentation on a “non-GAAP” basis. We further note that your presentation of results on an underlying basis” appears to not simply analyze the impact of nominal currency changes as it also includes adjustments for the impact of acquisitions, dispositions, and the change in presentation of non-equity minority interests you disclose on page 2 of your Form 20-F. If you continue to present such disclosure in future filings, please reconcile the information disclosed on an “underlying basis” to the most directly comparable GAAP financial information, quantifying the different reconciling adjustments. Using the information in your 2006 Form 20-F, please provide us with an example of your proposed future disclosure for a section of disclosure in which the “underlying basis” presentation includes adjustments for both constant currency and acquisitions or dispositions.

We note your comments on the presentation of information on an “underlying basis”. Our supplemental letter of 16 October sets out our position clearly on this matter and your reply of 14 November equally clearly records your position on this matter. It is apparent that we can agree we disagree. It is in our view unproductive to seek to debate the issue further and given the significant contribution made by the SEC this year through the elimination of the US GAAP reconciliation we will in future filings provide the reconciliations you have requested. Accordingly, we set out in draft in the appendix the specific tables covering the comparison of 2005 and 2006 profits which we propose to include in the HSBC Form 20-F for the year ending 31 December 2007.

We intend to present similar tables to support the analysis of HSBC’s financial performance for the year ended 31 December 2007 compared with 2006 with the inclusion of one additional item, namely, the gains arising on dilution of interests in associates.

Yours sincerely

/s/ D J Flint

Group Finance Director

2

Draft Appendix

HSBC Group	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	31,334	263	31,597	605	2,284	34,486	10	7
Net fee income	14,456	159	14,615	263	2,304	17,182	19	16
Other income	11,847	273	12,120	27	1,551	13,698	16	13

Net operating income before loan impairment charges	57,637	695	58,332	895	6,139	65,366	13	11
Loan impairment charges and other credit risk provisions	(7,801)	(88)	(7,889)	(309)	(2,375)	(10,573)	(36)	(30)

Net operating income	49,836	607	50,443	586	3,764	54,793	10	7
Operating expenses	(29,514)	(392)	(29,906)	(383)	(3,264)	(33,553)	(14)	(11)
Operating profit	20,322	215	20,537	203	500	21,240	5	2
Income from associates	644	10	654	144	48	846	31	7
Profit before tax	20,966	225	21,191	347	548	22,086	5	3

Notes

1	The column “Currency translation” shows the effect of translating the results for 2005 of subsidiaries and associates at the average rates of exchange for the year ended 31 December 2006.
2	The column ”acquisitions/disposals” shows:
(i)	Incremental profits of acquisitions included in the results for 2006 compared with the results for 2005; and
(ii)	The difference in profit between the results for 2005 and 2006 resulting from the disposal of subsidiaries and associates.

Commentary on significant components of underlying performance

The tables presented show the underlying performance of the HSBC Group for the year ended 31 December 2006 compared with the year ended 31 December 2005 by adjusting for the currency translation effect of the change in the average rates of exchange between the two accounting periods and for the effect of acquisitions and disposals made by the Group. Detailed tables are shown for each of the five geographical segments and the five customer groups of HSBC.

The most significant elements of the difference between financial performance on a reported basis and on an underlying basis were as follows:

•

All segments are affected by foreign currency translation differences, although this was most significant in Europe due to the size of HSBC’s operations in the UK. The Group’s profit before tax for 2006 compared with 2005 increased by 5 per cent, of which the effect of the change in foreign currency translation rates increased profit before tax by 1 per cent.

•

There were a number of acquisitions and disposals that affected the 2006 and 2005 comparison. The most significant were the acquisition of Metris in North America, the inclusion of Ping An as an associate in the Rest of Asia Pacific, and the acquisition of the Argentine operations of Banca Nazionale Del Lavoro in Latin America. These businesses mainly related to Personal Financial Services.

3

Geographic region

Europe	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	8,221	7	8,228	-	61	8,289	1	1
Net fee income	6,299	82	6,381	-	727	7,108	13	11
Other income	6,284	189	6,473	(11)	1,213	7,675	22	19

Net operating income before loan impairment charges	20,804	278	21,082	(11)	2,001	23,072	11	10
Loan impairment charges and other credit risk provisions	(1,929)	(25)	(1,954)	-	(201)	(2,155)	(12)	(10)
Net operating income	18,875	253	19,128	(11)	1,800	20,917	11	9
Operating expenses	(12,639)	(131)	(12,770)	-	(1,101)	(13,871)	(10)	(9)
Operating profit	6,236	122	6,358	(11)	699	7,046	13	11
Income from associates	120	6	126	(19)	(179)	(72)	(160)	(142)
Profit before tax	6,356	128	6,484	(30)	520	6,974	10	8

Hong Kong	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	4,064	5	4,069	-	616	4,685	15	15
Net fee income	1,674	2	1,676	-	380	2,056	23	23
Other income	1,769	1	1,770	-	93	1,863	5	5
Net operating income before loan impairment charges	7,507	8	7,515	-	1,089	8,604	15	15
Loan impairment charges and other credit risk provisions	(146)	-	(146)	-	(26)	(172)	(18)	(18)

Net operating income	7,361	8	7,369	-	1,063	8,432	15	14
Operating expenses	(2,867)	(3)	(2,870)	-	(399)	(3,269)	(14)	(14)
Operating profit	4,494	5	4,499	-	664	5,163	15	15
Income from associates	23	-	23	-	(4)	19	(17)	(17)
Profit before tax	4,517	5	4,522	-	660	5,182	15	15

4

Rest of Asia Pacific	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	2,412	30	2,442	-	605	3,047	26	25
Net fee income	1,340	1	1,341	-	281	1,622	21	21
Other income	1,265	21	1,286	-	767	2,053	62	60

Net operating income before loan impairment charges	5,017	52	5,069	-	1,653	6,722	34	33
Loan impairment charges and other credit risk provisions	(134)	(3)	(137)	-	(375)	(512)	(282)	(274)

Net operating income	4,883	49	4,932	-	1,278	6,210	27	26
Operating expenses	(2,762)	(22)	(2,784)	-	(764)	(3,548)	(29)	(27)
Operating profit	2,121	27	2,148	-	514	2,662	26	24
Income from associates	453	4	457	159	249	865	91	55
Profit before tax	2,574	31	2,605	159	763	3,527	37	29

North America	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	13,295	56	13,351	528	389	14,268	7	3
Net fee income	3,952	21	3,973	225	568	4,766	21	14
Other income	2,294	9	2,303	13	277	2,593	13	12

Net operating income before loan impairment charges	19,541	86	19,627	766	1,234	21,627	11	6
Loan impairment charges and other credit risk provisions	(4,916)	3	(4,913)	(291	(1,592)	(6,796)	(38)	(32)

Net operating income	14,625	89	14,714	745	(358)	14,831	1	(2)
Operating expenses	(8,758)	(43)	(8,801)	(291)	(1,101)	(10,193)	(16)	(13)
Operating profit	5,867	46	5,913	184	(1,459)	4,638	(21)	(25)
Income from associates	48	-	48	-	(18)	30	(38)	(38)
Profit before tax	5,915	46	5,961	184	(1,477)	4,668	(21)	(25)

5

Latin America	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	3,342	165	3,507	77	613	4,197	26	18
Net fee income	1,191	53	1,244	38	348	1,630	37	28
Other income	1,173	56	1,229	25	(246)	1,008	(14)	(20)

Net operating income before loan impairment charges	5,706	274	5,980	140	715	6,835	20	12
Loan impairment charges and other credit risk provisions	(676)	(63)	(739)	(18)	(181)	(938)	(39)	(25)

Net operating income	5,030	211	5,241	122	534	5,897	17	10
Operating expenses	(3,426)	(196)	(3,622)	(92)	(452)	(4,166)	(22)	(13)
Operating profit	1,604	15	1,619	30	82	1,731	8	5
Income from associates	-	-	-	4	-	4	-	-
Profit before tax	1,604	15	1,619	34	82	1,735	8	5

6

Customer group and global business

Personal Financial Services	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	23,351	252	23,603	560	1,913	26,076	12	8
Net fee income	7,313	78	7,391	247	1,124	8,762	20	15
Other income	3,060	15	3,075	25	(94)	3,006	(2)	(3)

Net operating income before loan impairment charges	33,724	345	34,069	832	2,943	37,844	12	9
Loan impairment charges and other credit risk provisions	(7,537)	(80)	(7,617)	(301)	(2,031)	(9,949)	(32)	(27)

Net operating income	26,187	265	26,452	531	912	27,895	7	3
Operating expenses	(16,427)	(229)	(16,656)	(347)	(1,815)	(18,818)	(15)	(11)
Operating profit	9,760	36	9,796	184	(903)	9,077	(7)	(9)
Income from associates	144	1	145	157	78	380	164	54
Profit before tax	9,904	37	9,941	341	(825)	9,457	(5)	(8)

Commercial Banking	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	6,310	123	6,433	24	1,057	7,514	19	16
Net fee income	2,876	43	2,919	14	274	3,207	12	9
Other income	598	(2)	596	10	58	664	11	10

Net operating income before loan impairment charges	9,784	164	9,948	48	1,389	11,385	16	14
Loan impairment charges and other credit risk provisions	(547)	(16)	(563)	(7)	(127)	(697)	(27)	(23)

Net operating income	9,237	148	9,385	41	1,262	10,688	16	13
Operating expenses	(4,453)	(80)	(4,533)	(27)	(419)	(4,979)	(12)	(9)
Operating profit	4,784	68	4,852	14	843	5,709	19	17
Income from associates	177	3	180	(6)	114	288	63	63
Profit before tax	4,961	71	5,032	8	957	5,997	21	19

7

Corporate, Investment Banking and Markets	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	3,001	34	3,035	21	112	3,168	6	4
Net fee income	2,967	31	2,998	2	718	3,718	25	24
Other income	5,489	108	5,597	3	1,089	6,689	22	19

Net operating income before loan impairment charges	11,457	173	11,630	26	1,919	13,575	19	17
Loan impairment charges and other credit risk provisions	272	9	281	(1)	(161)	119	(56)	(57)

Net operating income	11,729	182	11,911	25	1,758	13,694	17	15
Operating expenses	(6,838)	(63)	(6,901)	(9)	(1,081)	(7,991)	(17)	(16)
Operating profit	4,891	119	5,010	16	677	5,703	17	14
Income from associates	272	7	279	(4)	(172)	103	(62)	(62)
Profit before tax	5,163	126	5,289	12	505	5,806	13	10

Private Banking	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	848	1	849	-	162	1,011	19	19
Net fee income	1,080	4	1,084	-	239	1,323	23	22
Other income	438	4	442	-	155	597	36	35

Net operating income before loan impairment charges	2,366	9	2,375	-	556	2931	24	23
Loan impairment charges and other credit risk provisions	12	(1)	11	-	(44)	(33)	(375)	(400)

Net operating income	2,378	8	2,386	-	512	2,898	22	22
Operating expenses	(1,466)	(5)	(1,471)	-	(214)	(1,685)	(15)	(15)
Operating profit	912	3	915	-	298	1,213	33	33
Income from associates	-	-	-	-	1	1	-	-
Profit before tax	912	3	915	-	299	1,214	33	33

8

Other	2005 as reported US$m	Currency translation US$m	2005 at 2006 exchange rates US$m	Acquisitions/ disposals US$m	Underlying change US$m	2006 as reported US$m	Reported change %	Under-lying change %

Net interest income	(472)	(12)	(484)	-	(141)	(625)	(32)	(29)
Net fee income	220	3	223	-	(51)	172	(22)	(23)
Other income	3,204	13	3,217	(11)	57	3,263	2	2

Net operating income before loan impairment charges	2,952	4	2,956	(11)	(135)	2,810	(5)	(5)
Loan impairment charges and other credit risk provisions	(1)	-	(1)	-	(12)	(13)	(1,200)	(1,200)

Net operating income	2,951	4	2,955	(11)	(147)	2,797	(5)	(5)
Operating expenses	(2,976)	(15)	(2,991)	-	(268)	(3,259)	(10)	(9)
Operating profit	(25)	(11)	(36)	(11)	(415)	(462)	(1,748)	(1,153)
Income from associates	51	(1)	50	(3)	27	74	45	54
Profit before tax	26	(12)	14	(14)	(388)	(388)	(1,592)	(2,771)

9